Exhibit 99.32

VIA ELECTRONIC TRANSMISSION

March 8, 2019

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:                                                                          MAVERIX METALS INC.

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA57776F1080

	CUSIP:	57776F108

2	Date Fixed for the Meeting:	May 14, 2019

3	Record Date for Notice:	April 4, 2019

4	Record Date for Voting:	April 4, 2019

5	Beneficial Ownership Determination Date:	April 4, 2019

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual General and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

“ Christopher de Lima ”
Senior Relationship Manager
Christopher.delima@tmx.com
301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1	www.tsxtrust.com